UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

I6411W108

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 800

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. I6411W108	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,600,000 Common Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 185,600,000 Common Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,600,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1%[1]
14	TYPE OF REPORTING PERSON CO - corporation

[1]	The percentages relating to common shares reported herein are based on 231,700,000 common shares outstanding as of the date hereof, as reported in the Prospectus filed with the Securities and Exchange Commission by the Issuer on November 17, 2014.

SCHEDULE 13D

CUSIP No. I6411W108	Page 3 of 5

This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by Cheniere Energy, Inc., a Delaware corporation (“Cheniere Energy” or the “Reporting Person”), with the United States Securities and Exchange Commission on December 20, 2013 (the “Schedule 13D”), relating to common shares representing limited liability company interests (the “Common Shares”) of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (the “Issuer”).

Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On November 19, 2014, pursuant to the Share Redemption Agreement, dated November 13, 2014, between the Issuer and the Reporting Person (the “2014 Share Redemption Agreement”), the Issuer redeemed from the Reporting Person 10,100,000 Common Shares for an aggregate redemption price of approximately $229 million, which represents the net proceeds to the Issuer from its public offering of Common Shares consummated on November 19, 2014 (the “2014 Offering”), after deducting underwriting discounts and expenses of the 2014 Offering. The Issuer funded the redemption with the net proceeds from the 2014 Offering.

Item 5. Interests in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) Cheniere Energy is the record and beneficial owner of 185,600,000 Common Shares, which in the aggregate represents approximately 80.1% of the outstanding Common Shares. Cheniere Energy also possesses the sole director voting share of the Issuer, and will therefore be able to amend the Issuer’s limited liability company agreement and elect and remove the members of its board of directors.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth in Exhibit 99.1, neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Exhibit 99.1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Shares.

(b) Cheniere Energy has the sole power to vote or dispose of, or direct the voting or disposition of, 185,600,000 Common Shares, representing approximately 80.1% of the Common Shares outstanding. As noted above, Cheniere Energy also owns the sole director voting share of the Issuer.

(c) Except as otherwise described herein, the Reporting Person has not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Shares being reported on this Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. I6411W108	Page 4 of 5

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

2014 Underwriting Agreement

On November 13, 2014, the Issuer and the Reporting Person entered into an underwriting agreement (the “2014 Underwriting Agreement”) with Credit Suisse Securities (USA) LLC (the “2014 Underwriter”), providing for the offer and sale in an underwritten public offering of 10,100,000 Common Shares at a price to the 2014 Underwriter of $22.76 per Common Share. The 2014 Underwriting Agreement is filed as Exhibit 99.3 hereto and is incorporated by reference herein.

The 2014 Underwriting Agreement contains customary representations, warranties and agreements of the Issuer and the Reporting Person, and indemnification rights and obligations of the parties. In addition, pursuant to the 2014 Underwriting Agreement, the Reporting Person and the Issuer agreed with the 2014 Underwriter, for a period commencing on November 13, 2014 and ending on the 90th day after the date of the prospectus relating to the 2014 Offering: (1) not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file a registration statement under the Securities Act of 1933, as amended, relating to, any securities of the Issuer that are substantially similar to the Common Shares, including but not limited to any options or warrants to purchase Common Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, (2) not to enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any such other securities, or (3) in the case of the Issuer, not to offer, sell, contract to sell, pledge, grant any option to purchase or make any short sale or otherwise transfer or dispose of, directly or indirectly, the Cheniere Partners Units, whether any such transaction described in clauses (1) through (3) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, without the prior written consent of the 2014 Underwriter.

2014 Share Redemption Agreement

On November 13, 2014, the Issuer and the Reporting Person entered into the 2014 Share Redemption Agreement. Pursuant to the 2014 Share Redemption Agreement, the Issuer redeemed from the Reporting Person 10,100,000 Common Shares for an aggregate redemption price of approximately $229 million, which represents the net proceeds to the Issuer from the 2014 Offering, after deducting underwriting discounts and expenses of the 2014 Offering. The 2014 Share Redemption Agreement is filed as Exhibit 99.4 hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit 99.1	Additional Information Regarding Reporting Person

Exhibit 99.2	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on December 18, 2013)

Exhibit 99.3	Underwriting Agreement, dated November 13, 2014, by and among Cheniere Energy Partners LP Holdings, LLC, Cheniere Energy, Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-36234) filed with the Securities and Exchange Commission on November 19, 2014)

Exhibit 99.4	Share Redemption Agreement, dated November 13, 2014, between Cheniere Energy Partners LP Holdings, LLC and Cheniere Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-36234) filed with the Securities and Exchange Commission on November 19, 2014)

SCHEDULE 13D

CUSIP No. I6411W108	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

November 21, 2014

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title:	Senior Vice President and Chief Financial Officer